Exhibit 99.2

PRESS RELEASE

Offshore Wind: TotalEnergies and Partners Inaugurate
640 MW Yunlin Wind Farm in Taiwan

•	The Yunlin offshore wind farm is now fully operational
•	It will power 600,000 homes in Taiwan and save 1.2 million tons of CO2 annually
•	TotalEnergies will serve as the wind farm’s technical operator

Paris/Taipei, March 4th, 2025 – During a ceremony held in Taipei, TotalEnergies and its partners announced the successful inauguration of the Yunlin offshore wind farm in Taiwan, which is now fully operational and generating renewable electricity at its planned capacity of 640 MW.

A new milestone for TotalEnergies in Asia

TotalEnergies holds a 29.46% stake in Yunneng Wind Power Co., Ltd., the joint venture responsible for the project. The other stakeholders include Skyborn Renewables with 31.98%, EGCO Group with 26.56%, and Sojitz with 12%.

The development and construction of the Yunlin project were led by Skyborn with the support of the other partners. Following the Commercial Operations Date (COD), expected in June 2025, TotalEnergies will take the lead in technical operations management, whilst Skyborn Renewables will continue to lead other management services.

"We are very pleased to be inaugurating the Yunlin offshore wind farm, as we take a new step forward in our offshore wind development”, said Olivier Jouny, Senior Vice President Renewables at TotalEnergies. “This 640 MW project will help us achieve our 2025 targets for 35 GW of gross renewable capacity and over 50 TWh of net electricity production, amounting to 10% of TotalEnergies’ energy output. Our role as technical operator on Yunlin will allow us to strengthen our offshore wind competencies as we look ahead to our future projects in Germany, Denmark, and the United Kingdom", he added.

In Asia, TotalEnergies owns a renewable energy portfolio (solar, wind, batteries) of over 23 GW gross, across all stages, from development to construction and operation. Of this capacity, 50% is already operational or under construction.

One of the largest offshore wind farms in Taiwan

The Yunlin offshore wind farm is located about 15 kilometers off the west coast of Taiwan, at water depths of up to 35 meters. The project consists of 80 wind turbines, each with 8 MW capacity. The electricity generated is fed into the Taiwanese grid and contracted to Taiwan Power Company (TPC) through two 20-year Power Purchase Agreements (PPAs) at an average rate of $165/MWh.

The Yunlin offshore wind farm produces 2.4 TWh of renewable electricity per year, powering over 600,000 Taiwanese households and reducing CO2 emissions by approximately 1.2 million tons.

***

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of 2024, TotalEnergies’ gross renewable electricity generation installed capacity reached 26 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of 23 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and Carolina Long Bay), in the Netherlands (OranjeWind), in Germany (Nordsee Energies 1 & 2, Ostsee Energies, N-9.1 and N-9.2).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

 @TotalEnergies         TotalEnergies          TotalEnergies          TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).